


06007040

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

A.B 3/29/06

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SEC FILE NUMBER
8-46958

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __January 1, 2005__ AND ENDING __December 31, 2005__
                                           MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
KGW CAPITAL CORPORATION

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
5
3 Hampton Close

	OFFICIAL USE ONLY
	FIRM I.D. NO.

(No. and Street)

Westhampton Beach	NY	11978
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
__Kenneth G. Walker__   **631-288-3562**
                                                                     (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rosenberg, Neuwirth & Kuchner

(Name – *if individual, state last, first, middle name*)

7 Penn Plaza, 16th Floor	New York	NY	10001
(Address)	(City)	(State)	(Zip Code)

PROCESSED
JUN 1 5 2006
THOMSON FINANCIAL

RECEIVED
MAR 0 6 2006
WASH. D.C.

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)



OATH OR AFFIRMATION

I, __Kenneth G. Walker__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __KGW Capital Corporation__ , as of __December 31__ , 20__05__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

Kenneth B. Walker
Signature

President
Title

Benjamin Noritz
BENJAMIN NORITZ
Notary Public, State of New York
No. 2905641, Nassau County
Term Expires October 31, 20__

Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

KGW CAPITAL CORPORATION

Financial Statements and Supplementary Schedules

For the Years Ended December 31, 2005 and 2004

And Independent Auditors' Report

C O N T E N T S



INDEPENDENT AUDITORS' REPORT

To the Shareholder of
KGW Capital Corporation
Westhampton Beach, New York

We have audited the accompanying balance sheets of KGW Capital Corporation as of December 31, 2005 and 2004, and the related statements of operations and changes in stockholder's equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of KGW Capital Corporation as of December 31, 2005 and 2004, and the results of its operations, changes in stockholder's equity and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the accompanying supplemental schedules, presented for purposes of additional analysis, is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Rosenberg, Neuwirth & Kuchner

February 14, 2006

ROSENBERG, NEUWIRTH & KUCHNER
CERTIFIED PUBLIC ACCOUNTANTS. P.C.

SEVEN PENN PLAZA • NEW YORK, NEW YORK 10001 • TEL (212) 330-6000 • FAX (212) 643-1951

KGW CAPITAL CORPORATION

BALANCE SHEETS

	December 31,	
	2005	2004

A S S E T S

	2005	2004
CURRENT ASSETS:		
Cash	$ 99,009	$ 66,236
Investments (Note 2)	40,205	20,250
TOTAL ASSETS	$ 139,214	$ 86,486

LIABILITIES AND STOCKHOLDERS' EQUITY

	2005	2004
LIABILITIES:		
Accrued expenses	$ 2,500	$ 2,350
Accrued taxes	300	300
TOTAL LIABILITIES	2,800	2,650
STOCKHOLDERS' EQUITY:		
Common stock, no par value (3,000 shares authorized 1,000 shares issued and outstanding)	1,000	1,000
Additional paid in capital	40,500	40,500
Retained earnings	94,914	42,336
TOTAL STOCKHOLDERS' EQUITY	136,414	83,836
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 139,214	$ 86,486

See notes to financial statements

KGW CAPITAL CORPORATION

STATEMENTS OF OPERATIONS AND CHANGES IN STOCKHOLDER'S EQUITY

	Years Ended December 31,	
	2005	2004
Revenues:		
Fee income	$ 36,000	$ 286,000
Interest income	1,366	1,033
Realized and unrealized gain (loss) on securities	19,955	(4,275)
Total Revenues	57,321	282,758
Expenses:		
Accounting fees	2,650	2,750
NASD fees	1,195	1,080
Consulting (Shareholder)	-	270,000
Corporate franchise fees	360	360
Telephone and other	538	512
Total Expenses	4,743	274,702
NET INCOME	52,578	8,056
Total Stockholder's Equity, Beginning of year	83,836	75,780
Total Stockholder's Equity, End of year	$ 136,414	$ 83,836

See notes to financial statements.

KGW CAPITAL CORPORATION

STATEMENTS OF CASH FLOWS

	Years Ended December 31,	
	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES:		
Cash received from operations	$ 36,000	$ 286,000
Interest received	1,366	1,033
Cash paid for services and expenses	(4,593)	(274,302)
Net increase in cash	32,773	12,731
Cash, beginning of year	66,236	53,505
Cash, end of year	$ 99,009	$ 66,236
Reconciliation of net income to net cash provided by operating activities:		
Net income	$ 52,578	$ 8,056
Adjustments to reconcile net income to net cash provided by operating activities:		
Realized and unrealized (gain) loss on investments	(19,955)	4,275
Increase in accrued expenses	150	400
Net cash provided by operating activities	$ 32,773	$ 12,731

See notes to financial statements.

KGW CAPITAL CORPORATION

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2005 AND 2004

1. ## SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

KGW Capital Corporation (the "Company") was organized on January 19, 1994 under the laws of the State of Delaware. Since December 21, 1994 the Company has been in the business of acting as a registered broker-dealer.

Accounting method

Revenue is recognized when earned and expenses are recognized when they are incurred.

Use of estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Income taxes

The Company has elected under Internal Revenue Code Section 1362(a) and under Section 660 of Article 22 of the New York State law to be taxed as a small business corporation whereby income is taxed directly to the stockholders. Therefore, no provision or benefit for income taxes has been included in these financial statements.

2. ## INVESTMENTS

This represents 1,000 shares of common stock and 1,500 warrants of the Nasdaq Stock Market, Inc. (NASDAQ) acquired in a private placement issue.

The stock is recorded at its estimated fair market valuation. However, the warrants are not publicly traded as of December 31, 2005 and there is no ascertainable market value. The value of the warrants is reflected at cost.

SEC rule 15c3-1(c) (vii) prohibits the use of non-marketable securities to satisfy net capital requirements.

3. <u>NET CAPITAL REQUIREMENTS</u>

The Company is a registered broker-dealer in securities, is subject to the uniform Net Capital Rule (Rule 15c-1) of the Securities and Exchange Commission. Rule 15c3-3 requires the maintenance of a "minimum net capital" and prohibits the Company from engaging in any security transaction whenever its "aggregate indebtedness" exceeds fifteen times its "net capital", as defined. At December 31, 2005 and 2004 the Company had a net capital of $126,112 and $72,256 respectively, which exceeded required net capital by $121,112 and $67,256, respectively. The Company's net capital ratios were 0.022:1 and 0.037:1 for 2005 and 2004, respectively.

4. <u>CONCENTRATIONS</u>

Financial instruments which potentially subject the Company to a concentration of credit risk are money market accounts and checking accounts with major financial institutions. These financial institutions have strong credit ratings and management believes that credit risk related to those accounts are minimal.

Fee income was earned from one client in 2005 and two clients in 2004.

SUPPLEMENTARY SCHEDULES

-7-

KGW CAPITAL CORPORATION

COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL

IN ACCORDANCE WITH RULE 15c3-1

OF THE SECURITIES AND EXCHANGE COMMISSION

	Years Ended December 31,	
	2005	2004
Aggregate indebtedness:		
Total liabilities from balance sheet	$ 2,800	$ 2,650
Net capital:		
Stockholder's equity from balance sheets	136,414	83,836
Haircuts:		
NASDAQ stock/warrants	(10,302)	(11,580)
NET CAPITAL	$ 126,112	$ 72,256
Computation of basic net capital requirement:		
Minimum net capital required (6-2/3% of aggregate indebtedness of $2,800 and $2,650, respectively)	$ 187	$ 177
Minimum dollar net capital requirement	5,000	5,000
Excess net capital	121,112	67,256
Excess net capital at 1,000%	$ 125,832	$ 71,991
Ratio:		
Aggregate indebtedness to net capital	0.022:1	0.037:1

Note: There are no differences between the above computation and the computation of net capital as of December 31, 2005 and 2004 previously filed by KGW Capital Corporation on Form X-174A-5.

See notes to financial statements

KGW CAPITAL CORPORATION

COMPUTATION FOR DETERMINATION OF RESERVE

REQUIREMENTS PURSUANT TO RULE 15c3-3

YEAR ENDED DECEMBER 31, 2005

KGW Capital Corporation does not effect transactions for anyone defined as a customer under Rule 15c3-3. Accordingly, there are no items to report under the requirements of this rule.

To the Shareholder of
KGW Capital Corporation:

In planning and performing our audit of the financial statements and supplemental schedules of KGW Capital Corporation (the "Company") for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debts) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under section 8 of the Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(q) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

ROSENBERG, NEUWIRTH & KUCHNER
CERTIFIED PUBLIC ACCOUNTANTS, P.C.

SEVEN PENN PLAZA • NEW YORK, NEW YORK 10001 • TEL (212) 330-6000 • FAX (212) 643-1951

Our consideration of the internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Shareholder, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Rosenberg Neuwirth & Kuchner

New York, New York
February 14, 2006